Exhibit (a)(5)(A)

Media Contact:
Karin Taylor (408) 772-8279
karin.h.taylor@seagate.com

Investor Relations Contact:
Shanye Hudson, (510) 661-1600
shanye.hudson@seagate.com

SEAGATE COMPLETES ACQUISITION OF INTEVAC

FREMONT, CA – March 31, 2025 - Seagate Technology Holdings plc (Nasdaq: STX) (“Seagate”), a leading innovator of mass-capacity data storage, announced today that it has completed the acquisition of Intevac, Inc. (Nasdaq: IVAC) (“Intevac”), a supplier of thin-film processing systems.

Completion of Tender Offer and Merger

The previously announced cash tender offer for all of the outstanding shares of common stock of Intevac for $4.00 per share, payable in cash at closing, without interest and subject to reduction for any applicable withholding taxes, by Irvine Acquisition Holdings, Inc. (“Merger Sub”), an indirect wholly owned subsidiary of Seagate, expired one minute after 11:59 p.m., Eastern Time, on March 28, 2025. Computershare, the depository agent for the tender offer, has advised Seagate that 23,968,013 Intevac shares, representing approximately 87.95% of the outstanding shares of Intevac common stock, were validly tendered pursuant to the tender offer and not properly withdrawn prior to the expiration time. All of the conditions to the consummation of the tender offer have been satisfied, and on March 31, 2025, Merger Sub accepted for payment, and will promptly pay for, all shares validly tendered pursuant to the tender offer and not properly withdrawn.

Following completion of the tender offer, Seagate completed the acquisition of Intevac on March 31, 2025 through a merger pursuant to the Agreement and Plan of Merger, dated as of February 13, 2025, by and among Seagate, Merger Sub and Intevac. In connection with the merger, each share of Intevac common stock (other than shares of common stock held by Intevac, Seagate, Merger Sub, any wholly owned subsidiary of Seagate (other than Merger Sub), any wholly owned subsidiary of Intevac or by stockholders of Intevac who have properly exercised and perfected their statutory rights of appraisal under Delaware law) has been converted automatically into the right to receive the same consideration payable pursuant to the tender offer of $4.00 per share, payable in cash at closing, without interest and subject to reduction for any applicable withholding taxes. Upon completion of the merger, Intevac became a wholly owned subsidiary of Seagate. Shares of Intevac ceased trading prior to the open of the market on March 31, 2025 and will be delisted from the Nasdaq Global Select Market.

Advisors

Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Seagate.

Houlihan Lokey served as financial advisor to Intevac, and Wilson Sonsini Goodrich & Rosati, Professional Corporation served as legal advisor to Intevac.

About Seagate Technology

Seagate Technology is a leading innovator of mass-capacity data storage. We create breakthrough technology so you can confidently store your data and easily unlock its value. Founded over 45 years ago, Seagate has shipped over four billion terabytes of data capacity and offers a full portfolio of storage devices, systems, and services from edge to cloud. To learn more about how Seagate leads storage innovation, visit www.seagate.com and our blog, or follow us on X, Facebook, LinkedIn, and YouTube.

###

©2025 Seagate Technology LLC. All rights reserved. Seagate, Seagate Technology, Mozaic 3+, Exos, and the Spiral logo are trademarks or registered trademarks of Seagate Technology LLC in the United States and/or other countries. All other trademarks or registered trademarks are the property of their respective owners. When referring to drive capacity, one gigabyte, or GB, equals one billion bytes, one terabyte, or TB, equals one trillion bytes, and one exabyte, or EB, equals one quintillion bytes.